NUMBER

SHARES



VDO-PH INTERNATIONAL

INCORPORATED UNDER THE LAWS OF THE STATE OF NEVADA 2010
AUTHORIZED CAPITAL ONE HUNDRED MILLION (100,000,000) SHARES OF COMMON STOCK WITH $0.001 PAR VALUE

This Certifies that _____ is the

registered holder of _____ *Shares*

FULLY PAID AND NON-ASSESSABLE SHARES OF THE CAPITAL STOCK OF SAID CORPORATION

transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this _____ day of _____ A.D. 20____



SECRETARY

PRESIDENT